EXHIBIT (A)(11)

   PhoneTel Contact:                                      CCI Contact:
   Tammy Martin                                      Rodger L. Johnson
   Chief Administrative Officer                      President and CEO
   (216) 241-2555                                    (770) 442-7311

                 PhoneTel, CCI Jointly Announce Discussions
                  in Contemplation of Restructured Merger

         Cleveland, OH (July 22, 1997) - PhoneTel Technologies, Inc. (ASE -
   PHN) and Communications Central Inc. (Nasdaq - CCIX) jointly announced today that they are evaluating the impact on their proposed merger of a recent decision of a federal appellate court. Among other things, that decision remanded to the Federal Communications Commission an FCC ruling concerning the calculation of "dial-around" compensation payable to payphone providers such as PhoneTel and CCI. The parties are engaged in discussions concerning a possible restructuring of such transaction in light of the ruling.